                                                                     Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

               [CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]
                   CHINA EASTERN AIRLINES CORPORATION LIMITED

               (A joint stock limited company incorporated in the People's Republic of China with limited liability)

                             CONNECTED TRANSACTION

The Board hereby announces that on 18th February, 2004, the Company entered into the CEA Real Estate Agreement with CEA Holding in relation to the establishment of CEA Real Estate. As CEA Holding is the controlling shareholder of the Company, CEA Holding is a connected person of the Company and, hence, the establishment of CEA Real Estate by CEA Holding and the Company pursuant to the CEA Real Estate Agreement constitutes a connected transaction for the Company under Rule 14.23(1)(a) of the Listing Rules. As such connected transaction falls within the de-minimis provision under Rule 14.25(1) of the Listing Rules, it is not subject to shareholders' approval, but details of which will be included in the Company's next annual report and accounts.

The Board also noted the recent increase in trading volume of the H shares of the Company, and states that it is not aware of any reasons for such increase.

ESTABLISHMENT OF CEA REAL ESTATE

On 18th February, 2004, the Company entered into the CEA Real Estate Agreement with CEA Holding in relation to the establishment of CEA Real Estate, a limited liability company to be established under the laws of PRC for an initial term of 15 years commencing from the date of issuance of its business licence.

The registered capital of CEA Real Estate will be RMB100,000,000, which will be interested as to 95% by CEA Holding and 5% by the Company. Under the CEA Real Estate Agreement, the Company will make its capital contribution in the amount of RMB5,000,000 (representing 5% of CEA Real Estate's registered capital) towards CEA Real Estate by way of cash before its establishment.

Under the CEA Real Estate Agreement, the board of directors of CEA Real Estate shall consist of seven members, five of whom shall be appointed by CEA Holding and two by the Company. The Chairman of the board will be appointed by CEA Holding. The distributable profits of CEA Real Estate shall be shared between CEA Holding and the Company in proportion to their respective equity interests in CEA Real Estate.

CEA Real Estate is expected to engage in the principal business of real estate (including the development and selling of commercial premises and property leasing) in Shanghai, the PRC. Upon establishment of CEA Real Estate, the Company's investment in CEA Real Estate will be accounted for in the Company's accounts as an investment item. As the property market in Shanghai has been developing steadily, the Board believes that the Company's proposed investment in CEA Real Estate will enhance the Company's returns on its investments and, hence, will be beneficial to the Company and its shareholders . The Company's directors, including the independent non-executive directors, believe that the terms of the CEA Real Estate Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONNECTED PARTY RELATIONSHIP

As CEA Holding is the controlling shareholder of the Company, CEA Holding is a connected person of the Company and, hence, the establishment of CEA Real Estate by CEA Holding and the Company pursuant to the CEA Real Estate Agreement constitutes a connected transaction for the Company under Rule 14.23(1)(a) of the Listing Rules. As such connected transaction falls within the de-minimis provision under Rule 14.25(1) of the Listing Rules, it is not subject to shareholders' approval, but details of which will be included in the Company's next annual report and accounts.

GENERAL

The Board noted the recent increase in trading volume of the H shares of the Company, and states that it is not aware of any reasons for such increase. The Board also confirms that save as disclosed herein or before by the Company, there are no agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any other matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

DEFINITIONS

In the announcement, the following expressions have the meanings set out below unless the context otherwise requires.

"BOARD" means the board of directors of the Company;

"CEA HOLDING" means (CHINESE CHARACTERS)(China Eastern Air Holding Company), a wholly State-owned enterprise and the controlling shareholder of the Company holding approximately 61.64% of its issued share capital;

"CEA REAL ESTATE" means (CHINESE CHARACTERS) (China Eastern Real Estate Investment Co. Ltd.), a limited liability company to be established under PRC laws;

"CEA REAL ESTATE AGREEMENT" means the agreement dated 18th February, 2004 between CEA Holding and the Company in relation to the establishment of CEA Real Estate;

"COMPANY" means (CHINESE CHARACTERS) (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, which is principally engaged in the business of civil aviation and whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively;

"CONNECTED PERSON" has the meaning ascribed thereto under the Listing Rules;

"HONG KONG" means Hong Kong Special Administrative Region of the PRC;

"LISTING RULES" means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"PRC" means the People's Republic of China;

"RMB" means Renminbi yuan, the lawful currency of the PRC; and

"STOCK EXCHANGE" means The Stock Exchange of Hong Kong Limited.

                             By Order of the Board
                             CHINA EASTERN AIRLINES
                              CORPORATION LIMITED
                                  LUO ZHUPING
                               Company Secretary


Shanghai, the PRC, 18th February, 2004